February 15, 2019

Takehiro Abe
Chief Executive Officer
AIS Holdings Group, Inc.
2-41-7-336, Shinsakae
Naka-ku Nagoya-shi, Aichi, 460-0007, Japan

       Re: AIS Holdings Group, Inc.
           Amendment No. 2 to
           Registration Statement on Form S-1
           Filed January 4, 2019
           File No. 333-224927

Dear Mr. Abe:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Our references to prior comments are to comments in our October 4, 2018 letter.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors, page 6

1. Refer to prior comment 3. Given that you will provide consultation services through your CEO to improve the effectiveness of your clients' ICOs, we continue to believe that your risk factors should include a comprehensive discussion of the material risks relating to:
         How you plan to comply with the laws and regulations in the specific jurisdictions in which you plan to provide consultation services;
         The anticipated time and resources required to comply with these laws and regulations;
 Takehiro Abe
AIS Holdings Group, Inc.
February 15, 2019
Page 2

             Management's specific knowledge of, and experience in complying with, these laws and regulations regarding trading platforms;
             Consequences of the failure to comply with such laws and regulations;
             How the international regulatory regime governing "coin offerings" and digital securities could impact your plans; and
             Management's specific knowledge of, and experience in complying with, these regulatory regimes in order to provide consulting services. Industry Overview, page 17

2. We note your response to comment 5. Given your revised disclosure throughout the prospectus indicating your focus on the information technology consulting industry, clarify your statement on page 17 that you primarily operate in the financial technology industry and the blockchain technology industry. Additionally, further revise your discussion of the applicable industry to focus on the small segment in which you plan to operate, such as leasing source code to third parties in the cryptocurrency business. Your disclosure should refer to the minimal number of cryptocurrency exchanges that have been approved by the regulatory authorities in Japan.
Description of Business
Primary Business Activity, page 19

3. We note your response to our prior comment 7. Expand your discussion of the regulation of cryptocurrencies and cryptocurrency exchanges in Japan to address any impact to you or your potential clients regarding the recent approval by Japan's Financial Services
         Agency providing the cryptocurrency industry with self-regulatory status.
        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Kathleen Krebs, Special Counsel, at
(202) 551-3350
with any other questions.



FirstName LastNameTakehiro Abe                                Sincerely,
Comapany NameAIS Holdings Group, Inc.
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